82-3964

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

02055621

02 OCT 29 AM 9:36

Our Ref.: HASE/JY/HI/02455

24th October, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: Change of the date of the Annual General Meeting

We enclose for your information a copy of the announcement *(in English)* of the Company regarding the change of the date of the Annual General Meeting which has been advertised in newspapers on 24th October, 2002.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 11/18

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The date of the Annual General Meeting of the Company has been changed to Wednesday, 18th December, 2002 and, accordingly, the date for closure of the Register of Members and date of the payment of the proposed final dividend have been changed.

Reference is made to the notice of Annual General Meeting of the Company dated 3rd October, 2002 and the Notes to such notice (the "Notice"). The date of the Annual General Meeting of the Company has been changed to Wednesday, 18th December, 2002 and the dates for closure of the Register of Members will be changed accordingly in the manner set out below. Save for such changes, the time, place and businesses to be transacted at the Annual General Meeting of the Company as stated in the Notice will remain unchanged.

The Register of Members of the Company will be closed from Friday, 13th December, 2002 to Wednesday, 18th December, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 12th December, 2002. Warrants for the final dividend will be sent to shareholders on 19th December, 2002.

The Notice shall therefore be read and construed as if the changes of the dates mentioned above had been incorporated therein. The notice of Annual General Meeting of the Company (as amended) will be set out in full in the annual report of the Company to be sent to the shareholders on or about 28th October, 2002.

By Order of the Board
John Yip
Secretary

Hong Kong, 23rd October, 2002